UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                BLACKLINE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   09239B109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 09239B109                   13G                      Page 2 of 3 Pages


Schedule 13G Additional Information

Item #
1.  (a)  Name of Issuer: BLACKLINE, INC.

    (b)  Address of Issuer's Principal Executive Offices:
         213000 Victory Boulevard
         12th Floor,
         Woodland Hills, CA 91367

2.  (a)  Name of Person Filing:
         D.F. Dent and Company, Inc.

    (b)  Address of Principal Business Office for Each of the Above:
         400 East Pratt Street
         7th  Floor
         Baltimore, Maryland, 21202

    (c)  Citizenship:
         U.S.A.

    (d)  Title of  Class of  Securities:
         COMMON STOCK

    (e)  CUSIP Number:
         09239B109

3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b). The person filing is a:
    IA

4. Ownership:
    (a) Amount Beneficially Owned:                                    2,771,288
    (b) Percent of Class:                                                  4.92%

    (c) Number of shares as to which such person has:
        (i)   sole power to vote or to direct the vote                2,771,288
        (ii)  shared power to vote or to direct the vote                      0
        (iii) sole power to dispose or to direct the disposition of   2,771,288
        (iv)  shared power to dispose or to direct the disposition of         0

Cusip No. 09239B109                    13G                     Page 3 of 3 Pages


5.  Ownership of Five Percent or Less of a Class:
    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. /X/

6. All of the shares of Common Stock set forth in Item 4 are owned by various investment advisory clients of D.F. Dent and Company, Inc. which is deemed to be a beneficial owner of those shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, due to it discretionary power to make investment decisions over such shares for its clients and/or its ability to vote such shares. In all cases, persons other than D.F. Dent and Company, Inc. have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares. No individual client holds more than five percent of the class.


7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
    N/A

8.  Identification and Classification of Members of the Group:
    N/A

9.  Notice of Dissolution of  Group:
    N/A

10. Certification:

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


BY:     /s/ CAROLYN GAYNOR
        ------------------

DATE:   July 2, 2020

NAME:   Carolyn Gaynor

TITLE:  Chief Compliance Officer